Kevin M. Houlihan

+1 202-469-5269

Kevin.Houlihan@hklaw.com

September 24, 2018

VIA EDGAR AND E-MAIL

Erin Purnell

Staff Attorney

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:	Silvergate Capital Corporation

Draft Registration Statement on Form S-1

Confidentially Submitted August 3, 2018

CIK No. 0001312109

Dear Ms. Purnell:

On behalf of Silvergate Capital Corporation (the “Company”), we hereby respond to the comment letter, dated September 12, 2018 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted to the Commission on August 3, 2018. The Company has also revised the Registration Statement in response to the Staff’s comments and is confidentially submitting to the Commission concurrently with this letter Confidential Draft Submission No. 2 of the Registration Statement (“Draft No. 2”), which reflects these revisions, via EDGAR. For your convenience, copies of this letter, together with a clean copy of Draft No. 2 and a copy of Draft No. 2 marked to show changes from the Registration Statement submitted on August 3, 2018 are being delivered to the Staff under separate cover.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland

Los Angeles | Miami | New York | Orlando | Philadelphia | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons

Washington, D.C. | West Palm Beach

Erin Purnell

September 24, 2018

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that it will provide the Staff with any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company confirms to the Staff that no such materials have been presented or distributed to date.

Prospectus Summary Overview, page 1

2.

We note your disclosure on page 73 stating, among other things, that your “primary source of income is derived from interest on loans.” Considering that you appear to conduct a traditional banking business, it is unclear why you identify yourself as a “leading provider of innovative financial infrastructure solutions...” In this regard, it is not clear whether you generate any revenues from the operation of the Silvergate Exchange Network. Please revise your disclosures throughout the registration statement to balance disclosures about the digital currency related sources of funding, with a prominent discussion of your traditional banking business.

RESPONSE: In response to the Staff’s comment, the Company has revised Draft No. 2 on pages 1, 2, 93 and 94. We also note the disclosure on page 47. As revised to address the Staff’s comment, we believe the disclosure in Draft No. 2 appropriately balances disclosures relating to the Company’s digital currency initiative with disclosures relating to the Company’s traditional banking business. As nearly all of the Company’s deposits from our digital currency deposits are noninterest bearing, it enables the Company to pursue an investment and lending strategy with more attractive risk-adjusted returns as compared to traditional banking institutions. As such, the Company’s digital currency strategy provides a distinct advantage over traditional financial institutions. We respectfully advise the Staff that the Company’s three branches provide less than 25% of its funding, and the Company expects this proportion to continue declining as its digital currency business grows. This 25% of our funding is deployed into loans as described in the prospectus.

With respect to the issue raised regarding revenue generation by the SEN, the Company does not generate any fee income directly from the operation of the SEN. However, the SEN and the Company’s cash management solutions and deposit account services materially contribute to the Company’s net interest income by enabling the Company to attract and maintain high levels of noninterest bearing deposits that are deployed into interest earning assets including cash balances with the Federal Reserve, deposits in other banks, adjustable rate available for sale securities, and funding for the mortgage warehouse lending activities of the Company’s wholly-owned subsidiary, Silvergate Bank (the “Bank”).

Erin Purnell

September 24, 2018

3.

Please revise to disclose when the Silvergate Exchange Network was launched and how long it has been operational. In an appropriate section of the filing, please ensure to fully describe the main function(s) of the network. For example, if its core function is to allow for fiat currency/fund transfers, please so state. Please also explain to us why you have identified the interface as an “exchange” if it was designed for real time movement of fiat currency between digital currency customers.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 2 and 94 of Draft No. 2. The Company also wishes to point out that the SEN is not an “exchange”. The Company has advised that the rationale for the SEN name was to attract both digital currency exchanges and the institutional investor customers of such exchanges, thereby creating a “network” of exchanges and institutional investors (i.e. an “exchange network”) that can support growth in the SEN’s use and provide what the Company believes is a competitive advantage for banking both exchanges and their customers

4.

In an appropriate section of the filing, materially describe your system’s compliance capabilities, by describing what the compliance requirements are, and how is your system meeting these requirements. For example, is your system required to ensure compliance with AML and KYC laws?

RESPONSE: In response to the Staff’s comment (and also comments nos. 10 and 18), the Company has revised pages 7, 8, 99 and 100 of Draft No. 2.

Risk Factors

Risks Related to Our Digital Currency Initiative, page 16

5.

Revise to include a discussion of the risks associated with your role as an intermediary between digital currency exchanges on the SEN. Address the fact that you are standing in for a traditional clearing bank, disclose the party who assumes the risk in the transfer process, and discuss the risks associated with disputes among the parties.

RESPONSE: To clarify for the Staff’s information, the Company is not an “intermediary” in the context suggested by the comment. Rather, it is the common insured depository institution for SEN participant digital currency exchanges and their institutional investor customers that are also SEN participants, and the Company can thereby be viewed as the intermediary between them. The Company is not “standing in for a traditional clearing bank”, as the SEN only facilitates the movement of U.S. dollars between accounts at the Bank (as noted in the response to comment 3), and, accordingly, clearing bank transfer risks are not implicated. To date, the Company is not aware of any disputes between SEN participants and there have been no disputes with the Bank. Further, the Company does not anticipate material disputes between SEN participants or with the Bank in this regard. To the extent applicable, the Company’s SEN agreements prescribe binding arbitration administered by the American Arbitration Association under its commercial arbitration rules as the exclusive means of resolving disputes between Silvergate and any SEN participant.

Erin Purnell

September 24, 2018

The majority of the Bank’s deposits are from businesses involved in the digital currency industry..., page 16

6.

Here or in an appropriate section of the filing, please explain how the development of arbitrage opportunities across digital currency exchanges may reduce the benefits of the SEN. In this regard, we note your disclosure at the top of page 17.

RESPONSE: In response to the Staff’s comment, the Company has revised Draft No. 2 on page 19 to explain how arbitrage opportunities across digital currency exchanges may impact the Company’s customers, and the impact such changes could have on the Company’s deposits and the benefits of the SEN. The Staff is advised that the Company itself is not involved in arbitrage opportunities. While the Company is not directly involved in or affected by digital currency price changes or settlements, it does facilitate the movement of U.S. dollars between its customers, which may be impacted by a change in arbitrage opportunities across digital currency exchanges.

A lack of liquidity could impair our ability to fund operations and adversely impact our business..., page 27

7.	Please expand your disclosure to discuss how real-time funding of the transactions on the SEN impacts your liquidity needs and your ability to borrow funds to enable fiat currency transfers.

RESPONSE: Real time funding of transactions on the SEN do not impact the Company’s liquidity needs or the Company’s ability to borrow. The Company has provided disclosure to this effect on page 84 of Draft No. 2. In response to the Staff’s comment, the Company has revised pages 24 and 69 of Draft No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Principal Factors Affecting Our Results of Operations - Noninterest Income, page 58

8.

We note your disclosure on page 64 that the increase in service fees related to off-balance sheet deposits was due to increased off-balance sheet deposit placements primarily for your digital currency customers. Please revise your disclosure in all relevant sections of your filing to include an enhanced discussion of the nature of off-balance sheet deposit placements that resulted in service fee income.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 66 and 71 of Draft No. 2.

Erin Purnell

September 24, 2018

Business

Overview, page 90

9.

We note your disclosure on page 91 that you generate fee revenue from transaction volume across the platform. Please revise your disclosure to add a detailed discussion of the types of fees collected, the transactions and activities that generate fees, and the amount of fees that are collected by type.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 3 and 95 of Draft No. 2.

Digital Currency Customers, page 92

10.

We note your disclosure that you must remain highly selective in your customer onboarding process. Please revise to describe this process in more detail, including a discussion of your due diligence procedures, identify also any material differences in such process depending on the nature of the customer being on-boarded.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 7, 8, 99 and 100 of Draft No. 2.

11.

We note that on page 93 you identify as a “Noteworthy metrics” the fact that your customers include “5 largest U.S. domiciled digital currency exchanges.” Please revise your disclosure to substantiate how you have determined your customers competitive position and whether it is based on the volume of trades conducted on such exchanges or some other metric. Also, please qualify your statement that Silvergate customers have transferred over $10 billion in U.S. dollars each quarter to the extent that this statement refers to transfers on your SEN network.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 5, 6 and 97 of Draft No. 2.

12.	When discussing “Typical Uses” please identify the main differences between facilitation of fiat transfers through the SEN versus the attribution of fiat transfers through the API.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 5, 6 and 97 of Draft No. 2.

Technology-Driven Solutions for our Digital Currency Customers, page 93

13.

Please revise to clarify whether all of your digital currency industry customers are also SEN participants. In addition, here or elsewhere in the prospectus, describe the extent to which retail investors can participate on the SEN or be part of your digital currency customer base.

Erin Purnell

September 24, 2018

RESPONSE: In response to the Staff’s comment, the Company has revised pages 6 and 98 of Draft No. 2.

14.

It appears that by conducting the transactions between exchanges on the SEN, you are acting in place of a clearing bank. Please revise to disclose information about the regulatory implications of acting as a clearing bank and the extent to which you have taken steps to ensure that you are in compliance with all applicable regulatory requirements.

RESPONSE: Please refer to the response above to comment 5.

15.

Please revise your disclosure to explain the transfer process in more detail. For example, please confirm that only fiat currency is exchanged on the platform. Explain any requirements that must be met, such as holding period, for you to execute the transfer. Please also explain any other types of transactions that may occur on the SEN.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 6 and 98 of Draft No. 2.

16.

We note your graphical presentation on page 94. Please disclose, if true, that the example provided represents the main function of the SEN. Otherwise, please balance your graphical presentation with similar presentation(s) of the other uses and functions of the SEN. In addition, based on your disclosures, it appears that a non SEN participating digital currency customer would wait 3-5 days to have a transaction cleared. If true, please disclose that all non SEN participating customers execute similar transactions with a 3-5 clearance waiting period.

RESPONSE: We hereby confirm on behalf of the Company that the example provided represents the main function of the SEN. The Company has also revised pages 7 and 99 of Draft No. 2.

Cash Management Solutions, page 94

17.	Revise to explain this aspect of your business in more detail by providing specific examples of the solutions available.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 7 and 99 of Draft No. 2.

Erin Purnell

September 24, 2018

Deposit Account Services, page 94

18.

We note your disclosure that you are one of only a small group of institutions that provide services in a manner that is “designed to be regulatory compliant for digital currency market participants.” Please explain the unique regulatory requirements and how you have ensured compliance with them. In this regard, please also address your disclosure at the end of the second paragraph of “There is substantial legal and regulatory uncertainty regarding the regulation of digital currencies...” risk factor on page 33 by describing the steps you are taking as part of your customer onboarding process to ensure that any of your digital currency customers are not required to register as a national securities exchange or an alternative trading system.

RESPONSE: Please refer to the response above to comment 10. For the Staff’s information, the Company does not believe that the existing applicable regulatory framework for digital currency exchanges requires that they register as national securities exchanges or alternative trading systems. While the Company continually monitors and is abreast of developments in this area, ultimate responsibility for compliance would rest with the digital currency exchanges. In addition, the Company has advised that it is unaware of any issues in this regard having been raised with any of its digital currency-related customers.

Our Competitive Advantages in the Digital Currency Industry

API Integration, page 95

19.

Please describe the process of integrating your API into your customers’ systems. Please explain why customers need to “invest significant time and resources” to use your products. Please explain how it works, and how it interacts with the SEN.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 9 and 101 of Draft No. 2.

SEN Network Effects, page 95

20.

Please explain whether investors have access to a list of the exchanges that are currently participating on the SEN before they attempt to execute transactions. If they do not, please explain why customers would be attracted to participate.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 8 and 100 of Draft No. 2

Erin Purnell

September 24, 2018

Our Growth Strategy

Develop New Solutions and Services for Our Customers

Custodian Services, page 99

21.

We note that your growth strategy contemplates the establishment of a qualified custodian entity. Please disclose where you are in the process of establishing a custodian entity as well as the regulatory requirements to perform custodian services. Please disclose whether you currently hold or store any forms of digital assets on the SEN or on any other platform.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 13 and 105 of Draft No. 2.

Please do not hesitate to contact us if you have any questions concerning any aspect of Draft No. 2 or if we may be of further assistance. You can reach me directly at (202) 469-5269 and William Levay at (202) 469-5271. We appreciate your prompt attention to this matter.

Sincerely yours,

HOLLAND & KNIGHT LLP

/s/ Kevin M. Houlihan

Kevin M. Houlihan